EXHIBIT A

TWO ROADS SHARED TRUST

CLASS R

MASTER DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

As Amended: February 25, 2016

Fund Name	Distribution Fee Rate	Shareholder Servicing Fee Rate
Hanlon Managed Income Fund	0.25%	0.25%
Hanlon Tactical Dividend and Momentum Fund	0.25%	0.25%
West Shore Real Return Income Fund	0.25%	0.25%